BACTROL TECHNOLOGIES, INC.
FINANCIAL STATEMENTS
DECEMBER 31, 1998 AND 1997

INDEPENDENT AUDITOR'S REPORT

To The Stockholders of
Bactrol Technologies, Inc.

We have audited the accompanying balance sheets of Bactrol Technologies, Inc. as of December 31, 1998 and 1997 and the related statements of income, stockholder's deficit and cash flows for the years then ended.
These financial statements are the responsibility of the company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonably assurance about Whether the financial statements are free of material misstatements. An audit includes examining on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Bactrol Technologies, Inc. as of December 31, 1998 and 1997 and the results of its operations and cash flows for the years then ended, in conformity with generally accepted accounting principles.


/S/

Puritz & Weintraub, LLP
Plantation, FL
February 9, 1999









Bactrol Technologies, Inc.
Balance Sheets

									December  31,
ASSETS								1998		1997

Note receivable							$1,500		$1,500

Liabilities and stockholders' deficit:

Current liabilities:
  	Accounts payable and other liabilities		$11,430		$10,480
	Corporate taxes payable				 	 11,310		 7,411

Total Current Liabilities					 22,740		 17,891


Stockholders' deficit
	Common stock, $.0.0001 par value, 50,000,000
	shares authorized, 11,800,000 shares issued
	and outstanding					   	1,180			   1,180
	Additional paid in capital				4,072			   4,072
	Retained deficit						(26,492)		(21,643)

Total stockholders' deficit					(21,240)		(16,391)

Total liabilities and stockholders' deficit		$1,500		 $1,500

























The accompanying notes are in integral part of these financial statements.




Bactrol Technologies, Inc.
Statements of operations
For the years ended


						               December 31,
								1998 		1997


Income							$0		$0



Expenses
	Interest						1,902		0
	Penalties						1,672		0
	Professional fees					  950		6,000
	State corporate charter tax		   	  325       385


Net loss							$4,849	$6,385
































The accompanying notes are in integral part of these financial statements.



Bactrol Technologies, Inc.
Statements of Stockholders' deficit
For the years ended December 31, 1998 and 1997


									Additional
						Common stock	Paid in		Retained
				  	Shares         Amount	Capital 		Deficit

Balance at December 31, 1996	11,800,000		1,180	   $4,072	     ($15,258)

1997 net loss 			0    		      0         0            (6,385)

Balance at December 31, 1997	11,800,000	      $1,180   $4,072	     ($21,643)

1998 net loss			0                 0         0            (4,849)

Balance at December 31, 1998	11,800,000	      $1,180   $4,072	     ($26,492)
































The accompanying notes are in integral part of these financial statements.



Bactrol Technologies, Inc.
Statements of Cash Flows
For the years ended


						              December 31,
								1999			 1998



Net loss							($4,849)		($6,385)
Adjustments to reconcile net income
     	to cash provided by operating
	activities:
	Increase in corporate taxes payable		3,899		    	385
	Increase in accounts payable and
other liabilities	    				    	950		   	6,000

Cash provided by (used in) operating activities	  0	             0


Cash at beginning of year		              0                0

Cash at the end of year                          $0                $0






























The accompanying notes are in integral part of these financial statements.

BACTROL TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS

1. Summary of Significant Accounting Policies

Business Activities

The company was incorporated in August 31, 1983, under the laws of the State of New York, as Owl Capital Corp., for the purpose of providing financial consulting services. On May 16, 1988 the Company changed its name to Bactrol Technologies, Inc.

In 1989 the company attempted to bring its stock to the public market and incurred printing and professional fees of $4,480. The intent was to raise additional capital for potential acquisitions.

The company has been inactive sine November 1984.

2. Note Receivable

The company has a non-interest bearing demand note receivable from Bionic Financial Corporation at December 31, 1998 and 1997.

3. Corporate Tax Payable

The company has not filed its annual New York State taxes since 1984 and had its corporate status dissolved. During January 1999, management filed all of the delinquent tax returns and has been awaiting the company's reinstatement. Management has estimated that it owes New York State $11,310 and $7,411 at December 31, 1998 and 1998 to reinstate.

4. Other Matters

The Company is a former reporting company with the Securities and Exchange Commission and has been delinquent with its filing requirements since 1984. It is in the process of bringing its reports and filing requirements up to date, and has incurred professional fees of approximately $7,000. Management is presently seeking to acquire an asset in the form of an operating company with good prospects. In connection therewith, there may be a change in management and control.

















BACTROL TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS
(Unaudited)


								Three months ended											March 31,
								1999		1998

OPERATING ACTIVITIES:
Net (loss)							$ (51)	$(1,213)
Adjustments to reconcile net (loss) to
	cash (used in) operating activities:
	Increase (decrease) in corporate taxes
 	 payable						(11,310)	 975
	Increase (decrease) in accounts
	 payable and other liabilities		(8,650)	 238
	Increase in loan payable			 20,011 	 0

Cash provided by (used in) operating 		     0	 0
		activities


Cash, beginning of the year				0 		 0

Cash, end of the year					$0 		$0


























Notes to financial statements are an integral part of this statement.


BACTROL TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS
(Unaudited)


						 	Three months ended											March 31,
							1999			1998

	Revenue					$0 			$0


	Expenses:
		Interest				0 			 476
		Penalties				0 			 418
		Professional fees			0 			 238
		State corporate charter		51 			 81
			Total expenses		51 			 1,213

	Net (Loss)					$(51)			$(1,213)

































Notes to financial statements are an integral part of this statement.


BACTROL TECHNOLOGIES, INC.
BALANCE SHEETS
(Unaudited)


ASSETS

								March 31,		December 31,
								1999			1998

Notes Receivable						 $1,500 		 $1,500



LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
	Accounts payables and other
	   liabilities		 			$2,780 		 $11,430
	Corporate taxes payable				0 			 11,310
	Loans payable					20,011 		  0
Total curent liabilites					22,791 		 22,740

STOCKHOLDERS' EQUITY
	Common stock , $0.0001 par value,
 50,000,000 shares authorized,
 11,800,000 shares issued and
 outstanding						1,180 		 1,180
	Additional paid-in capital	 		4,072 		 4,072
	Deficit		 				(26,543)		 (26,492)
Total stockholders' deficit			      (21,291)		 (21,240)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	 $1,500 		 $1,500



















Notes to financial statements are an integral part of this statement




BACTROL TECHNOLOGIES, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
For the year ended December 31, 1998 and three months ended March 31, 1999
(Unaudited)


										Additional
						Common Stock		Paid-in
						Shares      Amount	Capital	Deficit

Balance at December 31, 1997		 11,800,000  $1,180 	$4,072 	$21,643)

1998 net loss				 0 		  0 		0 		 (4,849)

Balance at December 31, 1998		 11,800,000   1,180 	 4,072 	(26,492)

March 31, 1999 net loss			 0 		  0 		0 		    (51)

Balance at March 31, 1999		 11,800,000  $1,180	 $4,072    $(26,543)






























Notes to financial statements are an integral part of this statement.


BACTROL TECHNOLOGIES, INC.
STATEMENTS OF OPERATIONS
(Unaudited)




					Three months ended		Six month ended
					June 30, 				June 30,
					1999		1998		1999		1998

Revenue				$0		$0		$0		$0


Expenses:
	Interest			0	 	 476 		0 		 951
	Penalties			0 		 418 		0 		 836
	Professional fees		5,600 	 238 		5,600 	 476
	State corporate charter	0 		 81 		51 		 162
		Total expenses	5,600 	 1,213 	 5,651 	 2,425

Net (Loss)				$5,600 	 $1,213 	 $5,651	 $2,425

































Notes to financial statements are an integral part of this statement.


BACTROL TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS

1. Condensed Financial Statements

In the opinion of the Company, the accompanying unaudited condensed financial statements include all adjustments (consisting only of normal recurring accruals) which are necessary for a fair presentation of the results for the periods presented. Certain information and foot note disclosures normally included in the financial statements prepared in accordance with the generally accepted accounting principles have been condensed and omitted. It is suggested that these condensed financial statements be read in conjunction with the Company's Annual Report for the year ended December 31, 1998. The results of operations of the three months ended March 31, 1999 are not necessarily indicative of the results to be expected for the full year.

2. Summary of Significant Accounting Policies

Business Activities

The company was incorporated in August 31, 1983, under the laws of the State of New York, as Owl Capital Corp., for the purpose of providing financial consulting services. On May 16, 1988 the Company changed its name to Bactrol Technologies, Inc.

In 1989 the company attempted to bring its stock to the public market and incurred printing and professional fees of $4,480. The intent was to raise additional capital for potential acquisitions.

The company has been inactive sine November 1984.

3. Note Receivable

The company has a non-interest bearing demand note receivable from Bionic Financial Corporation at June 30, 1999 and December 31, 1998.

4. Corporate Tax Payable

The company has not filed its annual New York State taxes since 1984 and had its corporate status dissolved. During January 1999, management filed all of the delinquent tax returns and has been reinstated.

5. Other Matters

The Company is a former reporting company with the Securities and Exchange Commission and is currently in the process of updating all required SEC filings so that it can have its securities traded.






BACTROL TECHNOLOGIES, INC.
STATEMENTS OF CASH FLOWS
(Unaudited)



								Six months ended
								June 30,
								1999			1998

OPERATING ACTIVITIES:
Net (loss)							$(5,651)		$(2,425)
Adjustments to reconcile net (loss) to
Cash (used in) operating activities:
Increase (decrease)in corporate taxes
	payable						(11,310)		  1,951
Increase (decrease) in accounts
	payable and other liabilities			(8,050)		    476
	Increase in loan payable			 25,011 			0

Cash provided by (used in) operating 			0 			0
		activities


Cash, beginning of the year					0 			0

Cash, end of the year						$0 			$0




























Notes to financial statements are an integral part of this statement.

BACTROL TECHNOLOGIES, INC.
BALANCE SHEETS
(Unaudited)



ASSETS

								June 30,	December 31,
								1999		1998

Notes Receivable					  	 $1,500 	$1,500



LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES
	Accounts payables and other
	   liabilities				 	$3,380 	 $11,430
	Corporate taxes payable			 	     0        11,310
	Loan payable					 25,011 	       0
Total current liabilities				 28,391 	  22,740

STOCKHOLDERS' EQUITY
	Common stock , $0.0001 par value, 50,000,000
	   shares authorized, 11,800,000 shares issued
	   and outstanding			  	 1,180 	   1,180
	Additional paid-in capital		 	 4,072         4,072
	Deficit						(32,143)	 (26,492)
Total stockholders' deficit				(26,891)     (21,240)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	 $1,500 	  $1,500




















Notes to financial statements are an integral part of this statement

BACTROL TECHNOLOGIES, INC.
STATEMENTS OF STOCKHOLDERS' DEFICIT
For the year ended December 31, 1998 and six months ended June 30, 1999
(Unaudited)




									Additional
					Common Stock		Paid-in
					Shares    Amount		Capital		Deficit

Balance at December 31, 1997	11,800,000 	$1,180 	$4,072 	     $(21,643)

1998 net loss			0	 	0 		0 	  		 (4,849)

Balance at December 31, 1998	11,800,000   1,180 	 4,072 		 26,492)

June 30, 1999 net loss		0 		0 		0 			 (5,651)

Balance at June 30, 1999	11,800,000 	$1,180 	$4,072 	     $(32,143)





























Notes to financial statements are an integral part of this statement.


BACTROL TECHNOLOGIES, INC.
NOTES TO FINANCIAL STATEMENTS

1.   Condensed Financial Statements

In the opinion of the Company, the accompanying unaudited condensed financial statements include all adjustments (consisting only of normal recurring accruals) which are necessary for a fair presentation of the results for the periods presented. Certain information and foot note disclosures normally included in the financial statements prepared in accordance with the generally accepted accounting principles have been condensed and omitted.
It is suggested that these condensed financial statements be read in conjunction with the Company's Annual Report for the year ended December 31, 1998. The results of operations of the six months ended June 30, 1999 are not necessarily indicative of the results to be expected for the full year.

2.  Summary of Significant Accounting Policies

Business Activities

The company was incorporated in August 31, 1983, under the laws of the State of New York, as Owl Capital Corp., for the purpose of providing financial consulting services. On May 16, 1988 theCompany changed its name to Bactrol Technologies, Inc.

In 1989 the company attempted to bring its stock to the public market and incurred printing and professional fees of $4,480. The intent was to raise additional capital for potential acquisitions.

The company has been inactive sine November 1984.

3.  Note Receivable

The company has a non-interest bearing demand note receivable from Bionic Financial Corporation at June 30, 1999 and December 31, 1998.

4.  Corporate Tax Payable

The company has not filed its annual New York State taxes since 1984 and had its corporate status dissolved. During January 1999, management filed all of the delinquent tax returns and has been reinstated.

5.  Other Matters

The Company is a former reporting company with the Securities and Exchange Commission and is currently in the process of updating all required SEC filings so that it can have its securities traded.